UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13G	Estimated average burden hours per response: 10.4

Under the Securities Exchange Act of 1934
(Amendment No.      )*

National CineMedia, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

635309107

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 635309107

1.	Names of Reporting Persons Regal Entertainment Group

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 21,230,712 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 21,230,712 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,230,712 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 33.6%

12.	Type of Reporting Person (See Instructions) CO

(1)  Consists of 21,230,712 common membership units of National CineMedia, LLC, which are held by one of Regal Entertainment Group’s wholly owned subsidiaries, Regal CineMedia Holdings, LLC (as more fully explained in Item 4 to this Schedule 13G), and which are immediately redeemable on a one-to-one basis for shares of National CineMedia, Inc. Common Stock, or a cash payment equal to the market price of one share of National CineMedia, Inc.’s Common Stock.

CUSIP No. 635309107

1.	Names of Reporting Persons Anschutz Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 21,230,712 (1) (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 21,230,712 (1) (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,230,712 (1) (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 33.6% (2)

12.	Type of Reporting Person (See Instructions) CO

(2)  Anschutz Company beneficially owns 73,708,639 shares of Class A Common Stock (“Class A Common Stock”) of Regal Entertainment Group through its ownership of 23,708,639 shares of Class B Common Stock of Regal Entertainment Group, which are convertible into a like number of shares of Class A Common Stock and 50,000,000 shares of Class A Common Stock.  Such ownership represents approximately 78.3% of the voting power of Regal Entertainment Group.  Therefore, Anschutz Company may be deemed to control Regal Entertainment Group.  Philip F. Anschutz owns 100% of the outstanding capital stock of Anschutz Company.  Therefore, Mr. Anschutz may be deemed to control Anschutz Company.  As a result, each of them maybe deemed to share the power to vote and dispose of the shares of Common Stock of National CineMedia, Inc. that may be deemed to be beneficially owned by Regal Entertainment Group, to which this Schedule 13G relates.

CUSIP No. 635309107

1.	Names of Reporting Persons Philip F. Anschutz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 21,230,712 (1) (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 21,230,712 (1) (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,230,712 (1) (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 33.6% (2)

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer National CineMedia, Inc. (“Issuer”).
	(b)	Address of Issuer’s Principal Executive Offices 9910 East Nichols Avenue, Suite 200 Centennial, Colorado 80112

Item 2.
	(a)	Name of Person Filing This statement is filed by Regal Entertainment Group (“Regal”), Anschutz Company (“Anschutz Company”) and Philip F. Anschutz (“Mr. Anschutz”).
(b)

Address of Principal Business Office or, if none, Residence

The address of the Principal Business Office for Regal is as follows:

7132 Regal Lane

Knoxville, TN 37918

The address of the Principal Business Office for Anschutz Company and Mr. Anschutz is as follows:

555 17th Street, Suite 2400

Denver, Colorado 80202

	(c)	Citizenship Regal is a Delaware corporation. Anschutz Company is a Delaware corporation. Mr. Anschutz is a citizen of the United States of America.
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share (“Common Stock”).
	(e)	CUSIP Number CUSIP No. 635309107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
As of December 31, 2007:
(a)

Amount beneficially owned:

Regal beneficially owned 21,230,712 shares of Common Stock of Issuer through its ownership of 21,230,712 common membership units (“NCM Units”) of Issuer’s operating subsidiary, National CineMedia, LLC (“NCM”), as more fully explained in this Item 4 to Schedule 13G.  NCM Units are immediately redeemable on a one-to-one basis for shares of National CineMedia, Inc. Common Stock (the “Common Stock”), or a cash payment equal to the market price of one share of Common Stock.

Regal CineMedia Holdings, LLC (“Regal CineMedia Holdings”) is a wholly owned subsidiary of Regal CineMedia Corporation (“RCM”).  RCM is a wholly owned subsidiary of Regal Cinemas Inc. (“RCI”).  RCI is a wholly owned subsidiary of Regal Cinemas Corporation (“RCC”).  RCC is a wholly owned subsidiary of Regal Entertainment Holdings, Inc. (“REH”).  REH is a wholly owned subsidiary of Regal.

Anschutz Company beneficially owns 73,708,639 shares of Class A Common Stock (“Class A Common Stock”) of Regal through its ownership of 23,708,639 shares of Class B Common Stock of Regal, which are convertible into a like number of shares of Class A Common Stock and 50,000,000 shares of Class A Common Stock.  Such ownership represents approximately 78.3% of the voting power of Regal.  Therefore, Anschutz Company may be deemed to control Regal.  Philip F. Anschutz owns 100% of the outstanding capital stock of Anschutz Company.  Therefore, Mr. Anschutz may be deemed to control Anschutz Company.  As a result, each of them maybe deemed to share the power to vote and dispose of the shares of Common Stock of National CineMedia, Inc. that may be deemed to be beneficially owned by Regal, to which this Schedule 13G relates.

(b)	Percent of class: Regal: 33.6% Anschutz Company: 33.6% Mr. Anschutz: 33.6%
(c)	Number of shares as to which the person has: Regal:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 21,230,712
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 21,230,712
Anschutz Company:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 21,230,712
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 21,230,712
Mr. Anschutz:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 21,230,712
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 21,230,712

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Exhibit B attached to this Schedule 13G.

Item 8.	Identification and Classification of Members of the Group
See Exhibit A attached to this Schedule 13G.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008	REGAL ENTERTAINMENT GROUP

	By:	/s/ Peter B. Brandow
	Name:	Peter B. Brandow
	Title:	Executive Vice President, General Counsel and Secretary

Date: February 14, 2008	ANSCHUTZ COMPANY

	By:	Philip F. Anschutz
	Title:	Chairman

	By:	/s/ Robert M. Swysgood
	Name:	Robert M. Swysgood
	Title:	Attorney-in-Fact

Date: February 14, 2008	PHILIP F. ANSCHUTZ

	By:	/s/ Robert M. Swysgood
	Name:	Robert M. Swysgood
	Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit A	Identification of Group Members

Exhibit B	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Exhibit C	Joint Filing Agreement

Exhibit D	Power of Attorney

EXHIBIT A

to

SCHEDULE 13G

Identification of Group Members:

                Regal Entertainment Group

                Anschutz Company

                Philip F. Anschutz

EXHIBIT B

to

SCHEDULE 13G

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Regal CineMedia Holdings, LLC, a Delaware limited liability company, holds the common membership units of National CineMedia, LLC that are immediately redeemable into Common Stock to which this Schedule 13G relates.

Regal CineMedia Holdings, LLC is wholly owned by Regal CineMedia Corporation, a Virginia corporation.

Regal CineMedia Corporation is wholly owned by Regal Cinemas Inc., a Delaware corporation.

Regal Cinemas Inc. is wholly owned by Regal Cinemas Corporation, a Delaware corporation.

Regal Cinemas Corporation is wholly owned by Regal Entertainment Holdings, Inc., a Delaware corporation.

Regal Entertainment Holdings, Inc. is a wholly owned subsidiary of Regal Entertainment Group, a Delaware corporation.

EXHIBIT C

to

SCHEDULE 13G

Joint Filing Agreement

                                The undersigned hereby agree that the statement on Schedule 13G dated February 14, 2008, with respect to the Common Stock of National CineMedia, Inc. is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

                                This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original, but all of which shall constitute one and the same instrument.

                                IN WITNESS WHEREOF, the undersigned have each executed this Joint Filing Agreement as of February 14, 2008.

REGAL ENTERTAINMENT GROUP

By:	/s/ Peter B. Brandow
Name:	Peter B. Brandow
Title:	Executive Vice President, General Counsel and Secretary

ANSCHUTZ COMPANY

By:	Philip F. Anschutz
Title:	Chairman

By:	/s/ Robert M. Swysgood
Name:	Robert M. Swysgood
Title:	Attorney-in-Fact

PHILIP F. ANSCHUTZ

By:	/s/ Robert M. Swysgood
Name:	Robert M. Swysgood
Title:	Attorney-in-Fact

EXHIBIT D

to

SCHEDULE 13G

Power of Attorney

                I, Philip F. Anschutz, hereby appoint Robert M. Swysgood, my true and lawful attorney-in-fact to:

(1)          execute for me and on my behalf, in my capacity as an individual and in my capacity as an officer and/or director of Anschutz Company and The Anschutz Corporation (the “Companies”), Forms 3, 4, and 5 and Schedules 13D and 13G and any Amendments thereto, in accordance with Sections 13 and 16 of the Securities Exchange Act of 1934 and the rules thereunder;

(2)          do and perform any and all acts for me and on my behalf which may be necessary or desirable to complete and execute any such Forms 3, 4, or 5 and Schedules 13D and 13G and any Amendments thereto and timely file such Form, Schedule or Amendment with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)          take any other action of any type whatsoever in connection with the foregoing which, in the opinion of the attorney-in-fact, may be of benefit to, in the best interest of, or legally required by me, it being understood that the documents executed by the attorney-in-fact on my behalf pursuant to the Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in his discretion.

                I hereby grant to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted as fully to all intents and purposes as I might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the attorney-in-fact, or the attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.  I hereby acknowledge that the foregoing attorney-in-fact, in serving in such capacity at my request, is not assuming, nor are the Companies assuming, any of my responsibilities to comply with Section 13 or 16 of the Securities Exchange Act of 1934.

                This Power of Attorney shall remain in full force and effect until I am no longer required to file Forms 3, 4 and 5 and Schedules 13D and 13G and any Amendments thereto, unless I earlier revoke this Power of Attorney in a signed writing delivered to the attorney-in-fact.

                IN WITNESS WHEREOF, I hereby cause this Power of Attorney to be executed as of this 21st day of October, 1999.

/s/ Philip F. Anschutz
Philip F. Anschutz